

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2011

Michael Alexander
President and Chairman
Swordfish Financial, Inc.
142 Wembley Way
Rockwall, Texas 75032

  Re: Swordfish Financial, Inc.
    Amended Proxy Statement on Schedule 14A
    Filed May 13, 2011
    File No. 000-07475

Dear Mr. Alexander:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           Amanda Ravitz
           Assistant Director

cc (by facsimile): Richard A. Friedman, Esq. (212) 930-9725